UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For August 2022

Commission File Number: 000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Suite 901, Tesbury Centre

28 Queen’s Road East

Wanchai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K and other reports filed by the Company from time to time with the Securities and Exchange Commission (collectively the “Filings”) contain or may contain forward-looking statements and information that are based upon beliefs of, and information currently available to, the Company’s management as well as estimates and assumptions made by the Company’s management. When used in the filings the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan” or the negative of these terms and similar expressions as they relate to the Company or the Company’s management identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

RESIGNATION OF CURRENT NON-EXECUTIVE INDEPENDENT DIRECTORS AND MEMBERS OF THE AUDIT COMMITTEE

Effective August 1, 2022, the Board of Directors of the Company accepted the resignations of Lingxiao Dai and Jen-Chuan Yeh as non-executive independent members of the Board of Directors of the Company. The Company simultaneously accepted the resignations of Ms. Dai and Mr. Yeh as the two members of the audit committee, and further accepted the resignation of Ms. Dai as the chairman of the Audit Committee.

APPOINTMENT OF NON-EXECUTIVE INDEPENDENT DIRECTORS

AND MEMBERS OF THE AUDIT, NOMINATION AND COMPENSATION COMMITTEES

Effective August 1, 2022, the Board of Directors accepted the consents of the following individuals to serve as non- executive independent members of the Board of Directors, and authorized and approved their appointments: (i) Ms. Daphne Huang; (ii) Mr. Chi Wai (Gabriel) Tse; and (iii) Dr. Shuo Dong.

Effective August 1, 2022, the Board of Directors further authorized and appointed Ms. Huang, Mr. Tse and Dr. Dong as members of the Audit Committee, the Nomination Committee and the Compensation Committee. Each of the members of the Audit Committee, the Nomination Committee and the Compensation Committee satisfies the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

Ms. Huang will be the chairman of the Audit Committee; Mr. Tse will be the chairman of the Compensation Committee; Dr. Dong will be the chairman of the Nomination Committee. Our Board of Directors has also determined that Ms. Huang possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

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Biographies

Daphne Huang. Ms. Huang, age 51, was appointed as an independent non-executive director effective August 1, 2022. She will be responsible for providing independent judgment on issues of strategy, policy, performance, accountability, resources, key appointments and standard of conduct. Ms. Huang is a member of the Audit, Compensation and Nomination Committees. She is also Chairman of the Audit Committee.

Ms. Huang has more than 20 years of senior executive experience in finance within which more than ten years of experience as chief financial officer of global manufacturing, pharmaceutical, and technology sectors companies.

Since July 2022, Ms. Huang has been chief financial officer of Gorilla Technology Group Inc., a NASDAQ listed edge AI company. From August 2021 to July 2022, she was chief financial officer of GoFor Industries Inc., an IT platform logistics company with operations in Canada and the U.S. From April 2020 through August 2021, she was the chief financial officer and chief accounting officer for Taro Pharmaceutical Industries Ltd., a research-based multinational pharmaceutical company with operations in the U.S., Canada and Israel.

Prior to her career as chief financial officer, Ms. Huang held positions of increasing responsibility in the financial service and debt capital markets sectors working for such companies as PriceWaterhouseCoopers, FleetBoston, GE Capital and HSBC.

Ms. Huang earned a Bachelor of Business Administration in Accounting from Baruch College, City University of New York, graduating cum laude in August 1995. She also earned a Master of Business Administration in Finance/Management/International Business from the Leonard N. Stern School of Business at New York University in May 2000.

Ms. Huang is a Licensed Certified Public Accountant (inactive) and completed the FINRA Series 7 and 63 (inactive).

Chi Wai (Gabriel) Tse. Mr. Tse, age 55, was appointed as an independent non-executive director effective August 1, 2022. He will be responsible for providing independent judgment on issues of strategy, policy, performance, accountability, resources, key appointments and standard of conduct. Mr. Tse is a member of the Audit, Compensation and Nomination Committees. He is also Chairman of the Compensation Committee.

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Mr. Tse has more than 25 years of experience in handling audit related matters, financial advisory and compliance matters as well as market development. He has served as Chief Financial Officer and an Executive Director of BizWell Capital Inc., which intends to apply for listing of its securities on the Nasdaq Global Market, since February 2022 and has served as an independent non-executive director of China Environmental Technology Holdings Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (Stock Code: 0646), since May 2015 and of Great Water Holdings Limited, a company listed on the GEM of The Stock Exchange of Hong Kong Limited (Stock Code: 8196), since December 2015. From January 2011 until August 2021, Mr. Tse was an executive director of Jihsun Financial Holding Company Limited, a Taiwan listed company that operates bank, securities brokerage and other financial services in Taiwan. From June 2010 to July 2019, Mr. Tse was an executive director, company secretary and chief financial officer of China Information Technology Development Limited (“CITD”), a company listed on the GEM of The Stock Exchange of Hong Kong Limited (Stock Code: 8178) that specializes in the development and implementation of IT related services in Mainland China. In July 1989, he joined Arthur Andersen & Co., then the largest audit and accounting firm worldwide, where he became a qualified accountant and he left the firm as an audit manager in April 1999. Mr. Tse graduated from the University of Hong Kong in June 1989 with a bachelor’s degree in social science studies (Economics and Management Studies). He is a practicing member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Certified Accountants in England and Wales.

Shuo Dong. Dr. Dong, age 58, was appointed as an independent non-executive director effective August 1, 2022. He will be responsible for providing independent judgment on issues of strategy, policy, performance, accountability, resources, key appointments and standard of conduct. Dr. Dong is a member of the Audit, Compensation and Nomination Committees. He is also Chairman of the Nomination Committee.

Since November 2019, Dr. Dong has been the vice president of research and innovation for Kindstar Global (Beijing) Medicine Technology, Inc. From February 2015 through October 2019, Dr. Dong was an associate professor at Sbarro Institute for Cancer Research, Department of Biology, College of Science and Technology at Temple University in Philadelphia, PA. From January 2003 through July 2014, Dr. Dong was an assistant professor in the Department of Medicine at Baylor College of Medicine in Houston, Texas. From March 1999 through February 2008, Dr. Dong was an associate professor at the Shanghai Institute of Hematology/Shanghai Ruijin Hospital, Shanghai Jiaotong University Medical School and from February1996 through February 1999, Dr. Dong held a post-doctoral fellowship in the Department of Biochemistry at the University of Hong Kong.

The focus of Dr. Dong’s research has been the characterization of the mechanisms of transcriptional regulation that are corrupted in hematological malignancies. By identification and molecular dissection of the transcriptional and especially epigenetic networks deregulated by leukemogenic/chimeric 2 transcription factors and epigenetic modulators, his work has been providing novel and important mechanistic insights into the molecular basis of hematological malignancies, and based on these works providing fruitful avenues for development of specific therapeutic interventions.

In June1986, Dr. Dong earned a B.S.M. (equivalent to an M.D.) in Medicine at the Tong-Ji Medical University in Wuhan, China. In June 1992, Dr. Dong earned a Master of Science in Molecular Hematology at the Shanghai Jiao Tong University School of Medicine where he won the Best Graduate Student Award. In June 1995, Dr. Dong earned a Ph.D. in Molecular Hematology at the Shanghai Jiao Tong University School of Medicine.

Dr. Dong has received several other awards, including: (i) The Award for Improving National Science and Technology (1995); (ii) Chao Award, Department of Medicine at Baylor College of Medicine (2003); and (iii) Science & Technology Progress Awards of Shanghai, First Class (1997).

Dr. Dong was touted as one of the top ten authors of high-citation papers by the China Ministry of Science and Technology in Beijing. He has over fifty publications, including the award of Spotlight on Faculty, “Exploring Chromosomal Translocations in Acute Promyelocytic Leukemia: MEDICINE Summer 2005 Vol. 6; No. 3:3, Baylor College of Medicine, Houston, Texas.

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ADOPTION OF THE AUDIT, COMPENSATION AND NOMINATION COMMITTEE CHARTERS

Audit Committee

Effective August 1, 2022, the Board of Directors authorized and approved the adoption of the audit committee charter (the “Audit Committee Charter”). The Company believes that all of its Audit Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Among other things, our Audit Committee will be responsible for:

(i)	Appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
(ii)	Pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
(iii)	Reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
(iv)	Reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
(v)	Coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
(vi)	Establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
(vii)	Monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
(viii)	Reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and
(ix)	Reviewing earnings releases.

Compensation Committee

Effective August 1, 2022, the Board of Directors authorized and approved creation of a compensation committee and the adoption of the compensation committee charter (the “Compensation Committee Charter”). The Company believes that all of its Compensation Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Among other things, our Compensation Committee will be responsible for:

(i)	Reviewing and approving annually the corporate goals and objectives applicable to the compensation of the chief executive officer (“CEO”), evaluating at least annually the CEO’s performance in light of those goals and objectives, and determining and approving the CEO’s compensation level based on this evaluation;

(ii)	Reviewing and approving the proposed compensation for all officers of the Company other than the CEO and the aggregate amount of compensation being paid or potentially payable to the Company’s officers;

(iii)	Reviewing and making recommendations to the Board regarding the compensation policy for executive officers and directors of the Company, and such other officers of the Company as directed by the Board, and regarding all forms of compensation, including all plan and non-plan compensation to be provided to the executive officers of the Company;

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(iv)	Reviewing and making recommendations to the Board regarding general compensation goals and guidelines for the Company’s employees and the criteria by which bonuses to the Company’s employees are determined;

(v)	Acting as Administrator of any stock option plan and administering, within the authority delegated by the Board, any Employee Stock Purchase Plan adopted by the Company;

(vi)	Reviewing and approving grants and awards under incentive-based compensation plans and equity-based plans, in each case consistent with the terms of such plans;

(vii)	Reviewing and making such recommendations to the Board as the Compensation Committee deems advisable with regard to policies and procedures for the grant of equity-based awards by the Company;

(viii)	Reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by the Company for the provision of compensation to employees of, directors of and consultants to the Company;

(ix)	Preparing a report (to be included in the Company’s Report on Form 6-K and subsequent Annual Reports on Form 20-F) which describes: (a) the criteria on which compensation paid to the Chief Executive Officer for the last completed fiscal year is based; (b) the relationship of such compensation to the Company’s performance; and (c) the Compensation Committee’s executive compensation policies applicable to executive officers; and

(ix)	Authorizing the repurchase of shares from terminated employees pursuant to applicable law.

Nomination Committee

Effective August 1, 2022, the Board of Directors authorized and approved creation of a nomination committee and the adoption of the nomination committee charter (the “Nomination Committee Charter”). The Company believes that all of its Nomination Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Among other things, our Nomination Committee will be responsible for:

(i)	Reviewing the composition and size of the Board determining the criteria for membership of the Board and conducting an annual evaluation of the Board;

(ii)	Identifying, considering, and recommending candidates to fill new positions or vacancies on the Board, and reviewing any candidates recommended by stockholders in accordance with the bylaws;

(iii)	Establishing procedures to be followed by security holders in submitting recommendations for director candidates to the Nomination Committee;

(iv)	Periodically reviewing the composition of each committee of the Board making recommendations to the Board for the creation of additional committees or the change in mandate or dissolution of committees and annually recommending to the Board persons to be members of the various committees and Committee Chairperson; and

(v)	Reviewing and monitoring compliance with the Company’s Code of Business Conduct and Ethics, considering questions of possible conflicts of interest of directors and officers and reviewing actual and potential conflicts of interest of directors and officers and clearing any involvement of such persons in matters that may involve a conflict of interest.

EXHIBITS

Exhibit No.	Description
10.20	Audit Committee Charter
10.21	Compensation Committee Charter
10.22	Nomination Committee Charter

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 4, 2022	ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

/s/ CHANG, Ting Ting
Name: CHANG, Ting Ting, Title: Chief Executive Officer

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